Letterhead:
McAfee & Taft
A Professional Corporation

10th Floor - Two Leadership Square
211 North Robinson - Oklahoma City, OK 73102-7103
(405) 235-9621 - Fax (405) 235-0439
www.mcafeetaft.com



                                                          JERRY A. WARREN
                                                          ATTORNEY AT LAW
                                                            WRITER DIRECT
                                                           (405) 552-2224
                                                       FAX (405) 228-7424
                                              jerry.warren@mcafeetaft.com



January 4, 2006


VIA TELECOPY (202) 772-9210
---------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Adam Halper, Division of
         Corporation and Finance

                           Re:  The American Education Corporation
                                Schedule 13E-3
                                File No. 5-54041
                                Form 10-KSB/A for fiscal year ended 12/31/04
                                Form 10-QSB for quarter ended 9/30/05
                                File No. 0-10873

Ladies and Gentlemen:

     We represent The American Education Corporation (the "Company") in connection with the Transaction. The following is responsive to your letter of comment dated November 23, 2005. We are including herewith a revised copy of the Schedule 13E-3 and a disclosure document marked to indicate changes. The following responses are keyed to your comments in your letter dated November 23, 2005. We also make reference to your initial comment letter dated July 27, 2005 (the "July Comment Letter").

Schedule 13E-3
--------------

     1.  We have included page numbers on the revised version of the
Schedule 13E-3. Item 3(b) of Schedule 13E-3 has been changed to incorporate the information set forth under the caption "Introduction - Management" by reference. The second paragraph under "Introduction - Management" on page 5 includes the information required under Items 1003(c)(3) and (4) of Regulation M-A.

     2. The information provided in the Company's October 18, 2005 response letter was as of September 30, 2005, which was the most recent date available at that time. In order for the Company to obtain information regarding its stockholders, the Company must order that information from its transfer agent and ADP Investors Communications Service. They can generally provide this information within five business days from the date that such information was requested. As a result, any information the Company provides will always be at least five days out of date. The Company is aware that the calculations are affected by the passage of time; however, due to the time and expense required to obtain such information it chose to use the quarter end as a marker for such calculations. The Company intends to include this information as of the year-end.

     As noted in our response to comment 2 of your July Comment Letter, the assumption that one half of the shares held in street name are held by stockholders with less than 2,000 shares is only made with respect to the unknown street name stockholders of the Company ("Objecting Beneficial Owners"). Because the number of Objecting Beneficial Owners is not known, the Company has no way of knowing whether those holders have over 2000 shares or under 2000 shares. As of September 30, 2005, there were 801,773 shares held by an estimated 361 Objecting Beneficial Owners. The Company has no means to find out the number of holders or the size of their holdings. Assuming each Objecting Beneficial Owners had the same number of shares, each Objecting Beneficial Owners would own 2221 shares. If this were the case, none of the Objecting Beneficial Owners would be cashed out, and the total percentage of the Company's stock expected to be cashed out in the Transaction would be 3.57%. On the other extreme, assuming that 360 holders each owned 1,999 shares and one stockholder owned 82,133 shares, a total of 719,640 shares held by Objecting Beneficial Owners would be cashed out as a result of the Transaction, which would result in a total of 1,224,810 shares, or 8.67%, of the Company's shares being cashed out. In either event, the percentage of shares cashed out is under the 10% required by NRS Section
78.207 to effect the Reverse Stock Split without stockholder approval. The 50% estimate of stock being cashed out was chosen as a median between two extremes that the Company felt were equally unlikely. As stated in our response to comment 3 of your July Comment Letter, the Company will attempt to determine the actual percentage of shares being cashed out immediately prior to the Effective Date of the Transaction and will take appropriate steps to ensure that the Company and the Transaction comply with Nevada law.

     We confirm that the Company is calculating record holders for purposes of this transaction and accord with Rule 12g-5. Based upon the knowledge that the Company has regarding street name holders, the number of holders for this purpose would be the total of 107 holders of record plus 53 institutional holders of the street name stock for a total of 160 holders.

     3. All information contained in the Schedule 13E-3 is also contained in the disclosure document.

     4. We have revised the disclosure document to include the information concerning the trading markets and the information concerning the Company's security ownership as of the most recent practicable date. The information regarding the recent trading activities of the Company's stock can be found on page 2 under "Summary Term Sheet and page 3 under "Introduction - Company Securities." The information regarding the Company's security ownership can be found on page 4 under "Introduction - Security Ownership of Certain Beneficial Owners and Management." The other information incorporated by reference to the Company's Form 10-KSB/A remains current and is not expected to change prior to the consummation of the Transaction. In the event that such information does change, the Company will revise the disclosure document to add such information. We have revised the exhibit table to include all of the documents incorporated by reference in the disclosure documents.

     5. We have revised the disclosure document to set forth the activities specified in Section 1006(c)(1)-(c)(8) of Regulation M-A. This information can be found on page 8 under Special Factors - Purpose of the Transaction."

     6. We indicated in our response to comment 12 of your July Comment Letter that the Transaction would have the effect of reducing the Company's cash by $453,500 and decreasing common stock and paid in capital by the same amount. This results in a 5.3% change in Total Assets and the same on the Total Liabilities and Stockholders Equity. The Company does not consider this change to be material. The Transaction will have no other effects on the Company's balance sheet.

     7. We have revised the exhibit list to incorporate the loan agreements by reference.

     8.  The share prices presented are the high and low closing prices
of the Company's stock for the periods presented.   The Company does not
currently have access to daily bid price information and it would be expensive to retrieve such data. Additionally, the Company believes that bid prices are not a reliable indicator of value. Bid prices can change numerous times in a day with no actual transactions taking place. The closing price, on the other hand, represents the last actual transaction.

     9. We have revised the introduction to provide a summary of Company's sale of the stock of Learning Pathways, Ltd. This information can be found on page 6 under "Introduction - Subsidiaries of the Company-Learning Pathways, Ltd."

     10. Mr. Butler and the Board of Directors of the Company agreed to the terms of the loan in December 1999. At that time it was agreed that Mr. Butler would be permitted to repay the loan in either stock or cash at his election. If Mr. Butler elected to use stock as a medium of repayment, its value was to be set at the higher of market at the time the initial loan commitment or that of a subsequent independent valuation of the worth of the business based on industry comparable valuations.
The Board of Directors of the Company agreed that the stock used to repay the loan could be valued at the market price on the date the loan commitment was made because that is the price that Mr. Butler would have been attributed if he would have simply agreed to transfer 500,000 shares to his wife as part of a divorce settlement. Mr. Butler's holdings in the Company were his primary financial asset, in a divorce action whereby the settlement was being driven to an equal division of the marital estate. The decision to loan Mr. Butler funds rather than allow him to transfer shares to his wife in this divorce settlement was largely based on the board's concern of the possible effects of the sale of large blocks of stock on the Company's stock price. Please see our response to
Item 11 detailing the Company's concern regarding the review of the negative effects of large shareholders selling into the market. The Board of Directors believed that Mr. Butler's ex-wife would have had to liquidate any shares she may have received as part of the divorce settlement in 2000 and 2001 based upon Mr. Butler's knowledge of her personal financial situation.

     The Board of Directors believed that the Company could avoid the negative effects of having such a large block of stock sold on the market by making the loan to Mr. Butler to provide for a cash settlement in lieu of a stock settlement with his former wife. The Board of Directors and the Company's major shareholders reviewed this matter in depth to find the most appropriate solution for the Company and its shareholders. The Board decided that it would be in the best interest of all shareholders for Mr. Butler to borrow the money from the Company. If Mr. Butler were required to obtain such a loan from a third party, he would have been required to pledge approximately 100% of his holdings to the lender.
This would have placed his shares in the hands of a third party with liquidation rights in the event of share price deterioration or other unexpected events, which would not have addressed the Board of Directors' concerns relating to the possibility of another large block of stock being liquidated, potentially impacting shareholder value.

     The Board of Directors examined other alternatives such as a bonus program or Mr. Butler's personal sale of approximately half of his stock holdings. The Board of Directors rejected these approaches due to (i) the adverse possible impact that a large bonus to or the sale by the Company's chief executive would have on employee attitudes,(ii) the possible message that such a large bonus to or sale by the Company's chief executive would send to the market and non-affiliated shareholders, and (iii)the possible impact of a large bonus or the sale by the Company's chief executive on an already deteriorating company valuation in the market. To eliminate or mitigate these risks, the Board of Directors provided that the Company loan the funds to Mr. Butler and permit him to repay the loan with stock valued at the date of the loan commitment was made.

     The loan was actually consummated in October of 2000; however, the promissory note formalizing the loan did not contain all of the provisions agreed to by the Board of Directors of the Company and Mr. Butler which was simply an oversight as the Company utilized the most simple promissory note it had on file to memorialize the loan transaction. On January 30, 2004, the Board of Directors of the Company signed a memorandum of action setting forth the details of the original agreement and ratifying Mr. Butler's repayment of the note with stock. This information has been added to the disclosure document on pages 5-6 under "Introduction - Related Party Transactions."

     With respect to the accounting adjustments, the Company planned to recognize any required compensation impact of the loan and related interest in 2004. However, in July to October of 2004 this loan and its terms were questioned by the PCAOB and the final accounting for this loan was uncertain at the close of 2004. The Company plans to make the necessary accounting for the final disposition of this matter in fiscal 2005. At the time the interest income is recognized, the Company will pay Mr. Butler an identical amount in compensation in order to pay the interest. Therefore, there will be no net effect on the Company's financial statements because the amount of interest income will be offset by compensation expense.

     11. We have revised the statement on pages 6-7 under "Special Factors - Background" that sales by affiliates caused the Company's stock market capitalization to drop to a five year low to provide that the Company believes that various sales by former officers, directors and non-affiliates were a significant contributing factor to the Company's drop in total market capitalization to a five year low.

     Deterioration of the Company's security value on the OTCBB is obviously of both concern and of interest to its management. Accordingly, since 2000 the Company has investigated and recorded the effects of sales by three major shareholders of the Company on the Company's stock price. A summary of these sales and their effect on the Company's stock price is found below:

     (a) Jeffrey E. Butler, Jr., was a former Vice President of Marketing. Mr. Butler is the son of the Company's current Chief Executive Officer. He resigned in the fall of 1999 and began a systematic process of sale of his ownership interests. All sales were in conformance to regulations governing his affiliate status. He began selling Company stock on November 30, 1999 and ended on September 25, 2000. Over this period of time he sold approximately 207,430 shares of common stock.
Over the same period, the total trading volume of the Company's shares was approximately 1,345,100 shares. This represented approximately 15.4 % of the total trading volume of the Company's stock. During this time period, the value of the Company's stock declined from $1.75 to a low of $0.88 in early July 2000. During this time while the Company's stock price was dropping, its earnings were approximately equal to the prior year. The Company knows of no other factors that would have caused its stock price to decline in such a significant amount over this time period. During this time period, the Company and its entire shareholder base suffered a loss of approximately 50% of the value of their shares of Company stock.

     (b) Geoffrey Glossop was a former Managing Director of Learning Pathways, Ltd. and former Board Member of the Company. Mr. Glossop resigned his executive and Board position with the Company in April 2002. After completion of the statutory holding period, Mr. Glossop began the periodic liquidation of his ownership in the Company. He first began selling Company stock around September of 2003 and continued until September of 2004. Over this period of time, he sold approximately 402,400 shares of common stock representing 17.8% of the 2,260,203 shares traded during that period of time. During this time period, the value of the Company's stock reached lows of $0.33. Management believes that Mr. Glossop's sales were a significant contributing factor to the continued erosion of Company's stock price during this period.

     (c) John Drury was a material non-affiliated shareholder. Mr. Drury is the deceased former Chairman of Waste Management, Inc., who passed away in 2000. Mr. Drury owned 267,310 shares of Company stock. On December 3, 4, and 5, 2002, Mr. Drury's estate liquidated all of his holdings at $.08 in what is believed to be a year-end tax sale strategy by the estate trustee. While the stock was trending down in the prior month, the Company believes that this sale affected share valuations for all shareholders until May of 2003 when the stock recovered and first reached a sustainable price greater than $0.20 per share.

     These events, as monitored by the Company, were clearly a matter for concern for the Board, affiliate and non-affiliate shareholders. We cannot say with absolute certainty what the exact causes of the declines in the Company's stock price were over the periods mentioned above. The Company acknowledges that other factors besides the sales of the large shareholders described above could have, and most likely did, play a part in the decline of the Company' stock price; however, in each of the three instances mentioned above, the Company was aware of no other significant factors that would have caused such a large decline in the value of the Company's stock. This fact, combined with the fact that the price of the Company's common stock dropped each time in conjunction with the sale of the Company's stock by the large shareholders listed above, leads the Company to conclude that such sales were a significant contributing factor to the decline of the value of its common stock. This is, in part, one of the causative factors in the initial, informal discussions on privatization by the Board.

     As stated in our response to item 10, the decision to loan Mr. Butler funds in 2000 to avoid transferring approximately 500,000 shares of his holdings in the Company to his former wife in a divorce action was largely based on the board's concern of the effects of the sale of large blocks of stock on the Company's stock price. Based on his knowledge of his former wife's financial status, Mr. Butler believed that she would have had to liquidate any shares she may have received as part of the divorce settlement in 2000 and 2001.

     The volatility of the Company's stock is of concern to the board, major non-affiliates stockholders and affiliated stockholders. This concern results from the unusually concentrated ownership of the Company. Although other factors, such as financial performance certainly have a direct bearing on the Company's stock price, it is clear that the sales of one shareholder with material holdings can significantly, negatively impact the Company's stock price.

     12.  We have revised the disclosure under "Special Factors-
Background" on page 7 to provide that the Company had to consider alternatives that would allow it to reduce its expenses to a degree that would give the Company the opportunity to operate profitably.

     The period of profitability referred to is 1996 through 2000. The period where alternatives were examined and actions were both considered and acted upon commenced in late fiscal 2001 and included the complete fiscal years of 2002 through 2004. Actions that were taken are:

     (a) Material downsizing of subsidiary operations at both Dolphin, Inc. and Learning Pathways, Ltd.;

     (b)  Suspension of new hiring plans for the core U.S. business;

     (c) Prudent spending and budgetary controls on all discretionary spending; and

     (d)  Evaluation of public company costs and alternatives.

     13. Because Mr. Smith was investing in the Company, the Company disclosed to Mr. Smith that it was considering the possibility of going private. We assume that Mr. Smith had no objections to the Company going private because he still chose to invest in the Company after receiving such disclosure. Mr. Smith's decision to invest provided the Company with working capital that could be used for any purpose, including going private; however, the Company going private was not a prerequisite to Mr. Smith's investment. To the knowledge of management, there was no relationship between the Company's plans to go private and Mr. Smith's decision to invest. His interest in providing capital was solely based on his long-term knowledge of the Company, his relationship and confidence in Mr. Butler as a result of their communications and contact over an extended period of time, the development of the Company in response to changing marketplace needs and a belief that the Company was responsive to the market's needs for educational technology and instruction.

     Mr. Smith's background and career has centered on investments in companies similar to AEC. The original amount Mr. Smith offered to the Company was $500,000. The Company and its Board elected to settle on limiting the amount Mr. Smith could invest to $400,000 as a result of the dilutive impact of his investment on the Company's shareholders. The negotiations to close this transaction were highly professional, involved significant negotiation and were supervised by Mr. Smith's law firm, Pryor Cashman, and the Company's legal advisors, McAfee Taft.

     14. We have revised the disclosure document to include the additional information contained in our response to comment 23 of your July Comment Letter. This information can be found under "Special Factors - Background" on page 7.

     15. As we noted in our response to your July Comment Letter, it is impossible to say exactly when or who first proposed the possibility of going private. Numerous informal conversations have taken place over the span of five years related to the possibility of "going private." We are unable to provide you with the exact date or the exact details of all of these conversations, as many took place on an informal basis.

     The following is a list of various dates that the prospect of going
private was discussed that were recorded by the Company.   The Board
first informally discussed the possibility of going private on February 19, 2000 as a result of the sales of securities by a former officer of the Company, which alarmed the board. (See discussion in Item 11 regarding sales of Company stock by Jeffrey Butler, Jr.). Additional informal discussions occurred on August 22, 2000 when the board approved and announced a share repurchase program to repurchase shares of the Company's stock. On October 5, 2000, Mr. Garber indicated an unsolicited and informal interest in underwriting a share repurchase program and proposed the possibility of privatization of the Company. On February 23, 2001 the Board further discussed the possibility of taking the Company private and the method of such restructuring. The first formal discussion of going private at a board meeting occurred on July 23, 2004 and the Board considered and authorized management to retain specialized counsel for this matter. The Company engaged its now current outside counsel to advise the Company about the proposed transactions in August of 2004. Counsel subsequently advised the Company as to the various means of "going private" and recommended the reverse stock split. This information can be found on pages 6-7 under "Special Factors - Background."

     Other than engaging outside counsel, the Company did not consider seeking the advice of any third party concerning the proposed Transaction. On October 4, 2004 Mr. Butler and Mr. Johnson presented in telephonic board meeting their findings after review of literature available on companies filing for privatization and informally consulting several outside experts and industry executives (Marlow Tieg with Berkery Noyes, and Todd Parchman with Parchman Vaughn) as well as its commercial bank and senior loan officer, Richard Lehrter. From October 2004 through June 2005, the Board members individually discussed concepts and reviewed approaches as they developed relating to the price, structure and the attendant fairness of the offer to be made to the shareholders. This information was synthesized into the Company's initial announcement and the related filings on June 21, 2005.

     16. Our response to comment 23 of your July Comment Letter did not provide that Mr. Smith approached the "principal stockholders" concerning his interest in acquiring the Company. Our response provided that Mr. Smith approached management and the principal stockholders concerning his interest in acquiring a convertible note from the Company. Mr. Smith first approached Mr. Butler, concerning his interest in investing in the Company in January of 2005. His interest in investing in the Company was based primarily on his long-term knowledge of the Company, his relationship with and confidence in Mr. Butler as a result of their communications and contact over a period of time, and his belief that the Company was responsive to the market's needs for educational technology and instruction. Mr. Butler communicated Mr. Smith's interest in investing in the Company to other members of the management team and the Board. The consensus was if additional working capital financing was available that the Company should act to secure these funds. Both management and the board of directors believed that the Company should proceed with negotiations with Mr. Smith concerning his investment in the Company. At no time was there a discussion with Mr. Smith with respect to his acquiring the Company. The Company and Mr. Smith's negotiations of the terms of the note were made on an arms-length basis and the Company believes that the terms were fair and reasonable to the Company.

     Separately, we provided that the Company's principal stockholders were not interested in the sale of the Company to a third party. When we refer to principal stockholders of the Company, we are referring to Messrs. Garber, Schoolfield, Weiss and Jeff Butler. The board of directors of the Company approved the Transaction on June 13, 2005. As evident by the disclosure document, the Company has not obtained stockholder approval for the transaction; however, Mr. Butler did inform Messrs. Garber, Schoolfield and Weiss of the proposed Transaction and all concurred with the Company's decision to engage in the Transaction. Because the discussion of the Transaction with the principal shareholders was made on an informal basis, the exact dates of such discussions were not recorded. We have included this information in the disclosure document on page 8 under "Special Factors - Background."

     17. As stated above Mr. Smith did not approach the Company with an intent to acquire a controlling interest in the business. Additionally, there were no other offers to be presented to the principal shareholders, available from any other party, to provide them with an option relative to the sale of the Company to another party. The major shareholders believe that the Company should not be put up for sale for the following reasons:

     (a) The Company continues as a development stage enterprise and is continuously improving its content and technology. Its product and relationships with its customers are excellent;

     (b) Its recent financial history and consolidated financial performance are largely a result of the Company's subsidiaries and action by management to sell or close these business units indicate improving future financial results;

     (c) The Company's principal problem is marketing, selling and distribution coverage and that they believe continuous management focus on these areas will yield future improved results; and

     (d) the Company would not currently be provided with a capitalized value exceeding the expected future impact of these efforts by any potential buyer.


     This information can be found on page 13 of the disclosure document under "Special Factors - Alternatives to the Transaction."

     18. The relationship between Mr. Butler and Mr. Smith is that of industry colleagues. We believe that the fact that Mr. Butler and Mr. Smith have an existing relationship has no bearing on whether Mr. Smith is an affiliated person of the Company. The development of this type of collegial relationship is a normal part of commerce in any industry. Mr. Smith is not an officer or director of the Company. He is not controlled by the Company. He does not control the Company and he is not under common control with the Company. The Company does not believe that the terms of the Transaction with Mr. Smith were any less favorable to the Company than the terms if the Transaction had been consummated with any other potential investor. All negotiations between the Company and Mr. Smith were on an arms-length basis. This information can be found on page 8 of the disclosure document under "Special Factors - Background."

     19. As discussed in Items 15 and 16 of this response letter, we are unable to say exactly when and how all discussions of the going private transaction were presented or discussed. Our response to item 15 provides the dates of various discussions discussion of "going private." The Transaction as reflected in the Schedule 13E-3 was presented to and approved by the board of the directors of the Company on June 13, 2005. This information can be found on pages 6-8 of the disclosure document under "Special Factors - Background."

     20. The going private transaction is not a condition or requirement arising from the transaction with Mr. Smith. The funds for this Transaction will come from the Company's working capital or its line of credit. This information can be found on page 26 of the disclosure document under "Other Issues Related to the Transaction - Source and Amount of Funds - Source of Funds." The note provided by Mr. Smith was to provide the Company with an improved working capital position relative to its operations. The Company was not restricted in its ability to use the proceeds from the note and, conceivably, could have used the proceeds to fund part of the Transaction. However, the Company received and spent the proceeds from Mr. Smith's note long before the date of this response letter, and, as such, no proceeds from the note will actually be used to fund the Transaction.

     Mr. Smith has beneficial ownership of 863,930 shares, or 5.8%, of the Company's stock as a result of his ownership of the convertible note. This information is included in the disclosure document under "Introduction - Security Ownership of Certain Beneficial Owners and Management" on page 4.

     Please see our discussion in response to your Comment 18 noting that Mr. Smith is not an affiliate of the Company.

     21. The board of the directors of the Company approved the Transaction including the reverse split ratio and the cash out price in a June 13, 2005 board meeting. The factors that the board considered in determining the cash out price are disclosed in the disclosure document under "Factors Considered by the Board of Directors." The reverse split ratio was set in an amount that would be necessary to reduce the number of the Company's stockholders to less than 300. Please see "Special Factors-Alternatives to the Transaction" for a discussion of the other methods of "going private" considered by the Board of Directors.

     22. We have included the information provided in our response to comment 26 of your July Comment Letter on page 9 of the disclosure document under "Special Factors - Reason for the Transaction."

     23. There are no provisions of Nevada law that require the Company to send or make financial or other information available to stockholders on quarterly or annual basis. The disclosure document provides that these annual and quarterly financial statements may be provided through access to a special website accessible only to stockholders. The Company will also mail the annual and quarterly financial statements to stockholders who cannot access the website or do not wish to do so. The Company anticipates that its annual financial statement provided to stockholders will be audited. The Company anticipates providing a report to its stockholders along with the annual and quarterly financial statements summarizing the results of the period. We have included this information on page 10 of the disclosure document under "Special Factors
- Reason for the Transaction."

     24. The board made its original fairness determination on June 13, 2005 and updated it on December 21, 2005. This information can be found on page 8 of the disclosure document under "Special Factors -
Background."

     25. We have revised the disclosure document to include the information requested in your comment. This information can be found on pages 13-20 in the disclosure document under "Special Factors - Fairness of the Transaction."

     26. We have revised the disclosure document to include the information requested in your comment. Please see "Special Factors - Fairness of Transaction."

     27. The Company has not attempted to recruit new directors in recent years. We have changed the disclosure document to indicate that the Board considered the anticipated difficulty of recruiting and retaining offices and directors if the Company remained public. This information can be found on page 10 of the disclosure document under "Special Factors - Factors Considered by the Board of Directors." As further clarification, the Company has no plans to alter the current composition of it Board of Directors once the Company's common stock is deregistered.

     The Company's current board members do not receive regular cash remuneration for their services to the Company. Their primary compensation consists of stock options and periodic, reasonable stock grants. The members of the board of directors are reimbursed for meetings for direct travel expenses only. To minimize costs, the Company conducts only limited face-to-face meetings with Directors and conducts the majority of the Board's meeting by telephone. The Company believes that these circumstances would prohibit the Company from successfully recruiting high profile individuals, considering the current regulatory climate, without paying unacceptably high levels cash, stock and other compensation.

     28. The board of directors believes that recent increases in the stock price since the announcement of the Transaction represent an anomaly and are based on speculation since the increase occurred after the announcement of the cash-out price and there was no other news released by the Company during the initial price increase, other than the second quarter loss of $486,441 and the downsizing of Dolphin, Inc. This information can be found on page 13 of the disclosure document under "Special Factors - Fairness of Transaction - Unaffiliated Stockholders to be Cashed-Out in the Transaction." Therefore, the longer term weighted averages of stock price are still believed to be more accurate indicators of value. If the stockholders who are being cashed out believe that the price is less than it should be then they can either exercise their dissenters' rights as provided to them by Nevada law or purchase additional shares of the Company so that they can remain a shareholder after the Transaction.

     29. The similar companies in the same industry are disclosed in the table under the "Fairness of the Transaction" section of the disclosure document. The two companies are Touchstone Applied Science Associates and Siboney Corporation and Subsidiaries. We have added a cross reference to the table after the bullet point on page 14 under "Special Factors - Factors Considered by the Board of Directors" describing the analysis of similar companies in the same industry. The analysis was a review of the comparative financial information that is presented in the table and the historical market valuations of the Company, Touchstone Applied Science Associates and Siboney Corporation and Subsidiaries. The analysis indicated to the directors that the cash-out price being offered by the Company in the Transaction is higher as a multiple of EBIT than the average value attributed by the market to the Company or comparable companies in its industry segment of the educational software market as a multiple of EBIT. This was a factor considered by the Board of Directors in determining whether the cash-out price was fair.

     30. The advisory service publication referred to in the discussion related to common industry earnings multiples is the Transaction Record, published weekly by Berkery Noyes and Company. The advisory service provided data only and no analysis. The Company used this data along with information gathered from press releases of ProQuest to determine the EBIT multiple as well as Internet research and general staff discussions with other knowledgeable individuals on industry development, as common in any industry. The Company also examined the SEC filings of Touchstone Applied Science Associates and Siboney Corporation and Subsidiaries to gather the information presented in the table under the "Fairness of Transaction" section of the disclosure document.

     31. The EBIT multiple discussed in the disclosure document was determined solely with regard to the Voyager Expanded Learning acquisition. The disclosure document had been revised to prominently state this fact and to confirm that there were no other mergers or acquisitions examined by the Company to determine this EBIT multiple. This information can be found on page 11 of the disclosure document under "Special Factors - Factors Considered by the Board of Directors." The EBIT calculations for each company included on the table were made in the same manner except as indicated in the footnotes to the table.

     The board did not consider EBIT multiples for other going private transactions because the Company is unaware of any other companies in its industry that have "gone private." The Company believes the EBIT multiples of Company's outside its industry that have gone private would not be useful in determining the cash-out price for the Company's shares. Further, public companies within its industry that may trade on the NYSE, AMEX and NASDAQ (NMS) are not relevant as a result of size, institutional investors' support to share price, analyst coverage and investor liquidity.

     32. The Company talked to a large number of commercial lenders from the period of 2001 through 2004. During much of this time period the Company was in difficult financial circumstances. Discussions were carried out with virtually every commercial lender in the Oklahoma City market (Bank One, BancFirst, First State Bank, Gold Bank, Stillwater National, Commercial Federal, and Bank of Oklahoma) and the Company was turned down for revolving credit facility financing. Discussions were also carried out during this period with Capital West Securities (Oklahoma's primary investment bank) to determine if, and on what terms, the Company would be able to sell convertible debt. Capital West advised the Company that in order to secure investors in any convertible debt the Company would have to offer the convertible debt at a discount to then current market pricing, which would have been highly dilutive to all of the Company's shareholders. The Company engaged New York Capital Corporation in June of 2003 to look for commercial, convertible and asset-based lenders. This organization presented the Company to in excess of 30 sources of capital, all of whom declined to provide funds to the Company. This information has been added on page 7 of the disclosure document under "Special Factors - Background."

     33. We have revised the disclosure document to indicate that the stock price associated with the convertible note is the conversion rate in a debt instrument and, as such, that it may not be indicative of the price at which the Company stock could be sold. This information can be found on page 11 of the disclosure document under "Special Factors - Factors Considered by the Board of Directors." The conversion rate was a baseline valuation determination of current conversion value negotiated with a sophisticated investor, which the board believes provides a sound indicator of current value and was one of many factors considered by the board of directors in determining whether the cash-out price was fair.

     34. We have revised the disclosure document to include the adverse factors listed in your comment. This information can be found on page 12 of the disclosure document under "Special Factors - Factors
Considered by the Board of Directors."

35. We have added a sentence to the end of option (b) that reads, "Additionally, a purchase of shares in the open market would be subject to the same requirements of Rule 13E-3 as the Transaction." We have also added a discussion indicating that the board did not consider selling the Company because its material stockholders were not interested in the sale of the Company because they believe that the Company would not be currently provided with a capitalized value exceeding the expected future impacts of the items discussed in response to item 17 by a potential buyer and, as such, pursuing such an alternative would have been futile. Additionally, we have added a disclosure indicating that the board made the determination that the Company could no longer bear the cost of remaining public and still compete in its industry, and therefore it did not further consider the possibility of remaining public. This information can be found on page 13 of the disclosure document under "Special Factors - Alternatives to the Transaction."

     36. The comparative data of similar companies has been updated to include the nine-month results for each company. The board considered this in their update of the fairness of the transaction on December 21, 2005.

     37. The discussion regarding the FASB fair value measurement has been removed from the disclosure document.

     38. The Company believes that the fairest measure of value is the historical price represented by prices of actual transactions over time, absent other significant news that would have an impact on the price. Any other method of determining value is only a substitute. The Company believed that since the liquidation value and book value were less than the historical market values that they should not be used. The liquidation value of the Company was $0.03 per share on December 31, 2004 and $0.08 per share on June 30, 2005. Considering that the weighted average stock price for the one, three, and six month periods prior to the date the Schedule 13E-3 was filed was $0.46, $0.46 and $0.51, respectively, it seemed clear that such valuation would be unfair to the stockholders. The same can be said for book value, which would have resulted in a share price of approximately $0.38 per share and $0.35 per share on December 31, 2004 and June 30, 2005 accordingly. Nevertheless, the disclosure document itself does not indicate that the Company thinks that these are not measures of fair value. We have revised the disclosure document to include the going concern value discussed in our response. We have also expanded the periods included in our comparison to similar companies to include the most recent available public data through their third quarter of 2005. Please see "Special
Factors - Fairness of Transaction."

     The board of directors believes that recent increases in the stock price since the announcement of the Transaction represent an anomaly and are based on speculation since the increase occurred after the announcement of the cash-out price and there was no other news released by the Company during the initial price increase from June 22, 2005 to September 1, 2005, other than the second quarter loss of $486,441 and the downsizing of Dolphin, Inc.

     39. The information contained in our response to comment 44 of your July Comment Letter is disclosed in several places in the disclosure document. Please see the information above the table in the "Fairness of Transaction" section, the seventh footnote under "Factors Considered by Board of Directors" section and the second paragraph in the "Fairness of Transaction" section. We believe that the disclosure document does describe the criteria used to select these two companies and also indicates why there were only two companies selected, (i.e., they were the only two profitable companies of similar size in the Company's industry that were also listed on the OTCBB).

     These two companies are highly similar to the Company as they both utilize technology and content to address the K-12 market for both assessment and instruction. They also utilize independent sales organizations and in-house telesales operations to access the school marketplace and may have regional market strengths that are different than the Company. Differences may also exist in grade range coverage of each company's content and assessment tools, the level of specialization in certain subject areas, and their individual approaches to instructional design. This information can be found on page 16 of the disclosure document under "Special Factors - Fairness of Transaction - Unaffiliated Stockholders to be Cashed-Out in the Transaction."

     40. The Company chose the metrics of valuation presented in the table because those are the metrics the Company's management believes are the most important in evaluating the Company's performance. Discounted cash flow is a valuation based upon management beliefs about what may happen, not what an investor may think will happen, which is the determinant of the amount an investor is willing to pay. In addition the Company's cash flow projections, which are largely driven by its success in securing top line revenues have been proven to be extremely vulnerable to factors outside control of management. These include regional weather, state and local funding levels and factors uniquely associated with its distribution system. In order to include a discounted cash flow in the disclosure document, it would be necessary to disclose these revenue projections in a public document, which is something the Company has never done and would be hesitant to establish as a precedent at this time. This information can be found on page 16 of the disclosure document under "Special Factors - Fairness of Transaction - Unaffiliated Stockholders to be Cashed-Out in the Transaction."

     41. The Company has changed the comparison to eliminate the common shares outstanding number because it could be confusing to the reader. The Company has instead based the comparison as a multiple of EBIT. The information regarding the one-time adjustments was taken from each company's public filings that contained the financial statements for the period and removed from the calculation because these adjustments were considered non-representative of each company's ongoing operations or activities.

     42. As stated in our response to comment 47 of your July Comment Letter, the paragraph following the table discloses all the information contained in our response to your comment 47. The subset of comparable
companies listed on the OTCBB is not large.    While the Company would
have preferred to have a greater subset of data to make such conclusions, it did not have such data and, as such, based its conclusion on the data that it did have. The table shows that the cash-out price being offered by the Company in the Transaction represents a higher EBIT multiple than the average EBIT multiple of the value attributed by the market to any of the companies listed on the table from 2002 through September 2005. Therefore, the board concluded that shareholders to be cashed-out in the Transaction would be fairly treated by having the option to cash out shares at a price that is higher as a multiple of EBIT than the value typically attributed by the market to the Company and similar OTCBB listed companies in the same industry. The Board also believed that the valuation was fair since shareholders who did not share the Company's perception of share value could either buy additional shares to avoid being cashed out or, alternatively, could exercise their appraisal rights and have their shares valued subject to a potential independent appraisal.

    43. We have added a disclosure in the document that stockholders who purchased shares of the Company's stock at a higher price than the cash out price will lose money upon the consummation of the transaction. This information can be found on page 18 of the disclosure document under "Special Factors - Fairness of Transaction - Unaffiliated Stockholders to be Cashed-Out in the Transaction."

     44. We have revised the disclosure document to indicate that the Company is not aware of any other judicial decisions or other interpretations of the referenced statute in making its legality and analysis. We researched Nevada case law to determine if there were any applicable judicial decisions or other interpretations of the referenced statues and there were not. This information can be found on page 21 of the disclosure document under "Special Factors - Stockholder Approval."

     45. We have revised the disclosure document to indicate the specific effect the Transaction will have on all of the Company's stock options, including securities remaining for future issuance under any stock option plans and any issued but unexercised options pursuant to the Company's equity compensation plans. This information can be found on page 23 of the disclosure document under "Special Factors - Effects of the Transaction."

     46. We believe this section provides a materially complete discussion of the material federal tax consequences of the Transaction. There are no tests applicable to determine how these stockholders will be treated in the Transaction; if the Transaction meets the requirements of
Section 368(a)(1)(E) of the Internal Revenue Code, stockholders will be taxed on all amounts they receive in cash in the Transaction and they will not be taxed on amounts they receive in stock.

     47. As of the date of this response letter, the Company's outstanding debt under its line of credit is zero. In the event that the Company is required to borrow money under the line of credit in order to consummate the Transaction, the Company does not anticipate any difficulties in repaying any amounts owed under the credit facility. The current credit facility expires in March of 2006. The Company expects to either extend the current credit facility with its current bank or enter into a new facility of similar size with another bank.

     48. We have revised the disclosure document to provide the ratio of earnings to fixed charges as of September 30, 2005. This information can be found on page 26 of the disclosure document under "Financial and Other Information."

Exhibit B.  Form 10-KSB for the fiscal year ended December 31, 2004
-------------------------------------------------------------------

     49. The Company has identified all known trends, events and uncertainties that are reasonably likely to have a material impact on the Company's short term or long-term liquidity, net sales or revenues or income from continuing operations. As discussed in our response to comment 67 of your July Comment Letter, the Company does not account for the costs of the costs of expanding into home schooling or the effects of complying with changes in the No Child Left Behind Act or other state and national educational standards. The Company is continually updating its software to improve its content and ease of use. In the context of updating its software many changes may be wholly or partially precipitated by changes in national standards; however, the Company has never separately accounted for such changes as they are part of the overall expense of updating the Company's software, which is occurring continually. The Company will make sure to include any known trends, events and uncertainties that arise or are identified in the future and are reasonably likely to have a material impact on the Company's short term or long term liquidity, net sales or revenues or income from continuing operations.

     50. All exhibits to any of the Company's future periodic reports will be tagged separately from the body of the document.

Exhibit C.  Form 10-QSB for the quarter ended June 30, 2005
-----------------------------------------------------------

     51. We prepared the Form 10-QSB for the quarter ending June 30, 2005 with a view to the comments proposed by your July Comment Letter and the comments to the Company's Form 10-QSB for the quarter ending March 31, 2005. The Company is unable to determine at this time whether the impact of Hurricane Katrina will have an ongoing effect on its business.

     52. Paragraphs 41 and 42 of SFAS No. 144 indicate that an operation should be accounted for as discontinued if the operations and cash flows from a component will be eliminated and the entity (AEC) will no longer have involvement in the operations of the component. Neither is true in this case. Dolphin will continue to write software, only it will be for AEC product as opposed to outside customers, and their costs will still be accounted for and their operations directed by AEC. Dolphin is not held for sale. Therefore, Dolphin does not qualify to be classified as a discontinued operation.